Exhibit 99.1

27 July 2020

Nextglass Technologies Corp

9454 Wilshire Blvd.

Beverly Hills, California 90212, USA

Attn:	John Park CEO

via email

Dear John,

Private Placement of Ordinary Shares

Placement

Integrated Media Technology Limited, an Australian corporation (the “Company”), is pleased to confirm your participation in a private placement of new fully paid ordinary shares (“Placement Shares”) in the Company as set forth in the paragraph “Allocation” below (“Placement”).

Use of Proceeds

The Company expects to raise US$1,350,000 in gross proceeds from the Placement. Net proceeds from the Placement will be used to support the Company’s operations and working capital.

Allocation

The Company is pleased to confirm that you have been allocated the following participation in the Placement, subject to the terms in this letter (“Agreement”).

	Number of Placement Shares	Total Subscription Amount
Placement Shares (US$3.00 each)	450,000	US$1,350,000

In making an investment decision, you must rely on your own examination of the Company and the terms of the Placement, including the merits and risks involved. You should consult your attorney, investment adviser and/or tax adviser as to legal, investment or tax advice.

Settlement Date

Settlement of the transaction and issue of the Placement Shares is to occur on or about 30 July 2020 (“Settlement Date”).

Placement Application Form

To confirm your irrevocable acceptance of the terms of the Placement please:

(a)	complete and return to the Company by email the enclosed Placement Acceptance Advice & Registration Details form in accordance with the instructions for the number of Placement Shares referred above no later than 5:00pm (Hong Kong time) on 27 July 2020; and
(b)	pay by electronic transfer to the Company an amount equal to the number of the Placement Shares referred to above multiplied by US$3.00 (“Total Subscription Amount”) no later than 5:00pm (Hong Kong time) on 28 July 2020.

By completing and returning the Placement Acceptance Advice, you will have entered into a legally binding agreement and you will have agreed to subscribe for the number of Placement Shares referred to above on the terms and conditions in this Agreement.

Private Placement

The Placement Shares will be offered and sold to you, as an institutional “accredited investor”, as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the US Securities Act of 1933 (the “US Securities Act”) by way of private placement pursuant to an exemption from the registration requirements of US Securities Act and any applicable US State securities laws.

Rights Attaching to the Placement Shares

The Placement Shares will rank pari passu with the Company’s existing ordinary shares.

Within 1 business day of receipt of the clear funds of the Total Subscription Amount referred to above, the Company will issue you the Placement Shares which shall be registered in the name of the Investor on the books of the Company by the Company's transfer agent.

Representations, Warranties and Covenants

The Company represents, warrants and undertakes that:

(a)	in conducting the Placement, the Company will not contravene any agreements to which it is a party and that it has the corporate authority and power to enter into and perform its obligations under this letter;
(b)	it is in compliance with all requirements under the Australian Corporations Act 2001 for the issue of the Placement Shares;
(c)	it has the capacity and power to allot and to issue, and will allot and issue, the Placement Shares in response to applications received; and
(d)	it will do all things necessary to ensure that it complies with the requirements of the Corporations Act in relation to the Placement.

By accepting this offer of Placement Shares, you represent, warrant and agree for the benefit of the Company that:

(a)	you are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the US Securities Act);

(b)	you are acquiring the Placement Shares for investment purpose and not with an intent to distribute them;
(c)	investment in the Placement Shares involves a degree of risk and you have considered the risks associated with the Placement Shares in deciding whether to purchase any Placement Shares;
(d)	you understand that no US Federal or State securities regulator has recommended nor considered the merits of any investment in the Placement Shares;
(e)	you acknowledge that you have made and relied upon your own assessment of the Company and have conducted your own investigation with respect to the Placement Shares and the Company including, without limitation, the particular tax consequences of acquiring, owning or disposing of the Placement Shares in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction;
(f)	you are aware that publicly available information about the Company and its securities can be obtained from the Company’s page on the website of the US Securities and Exchange Commission( http://www.sec.gov);
(g)	you have had access to all information that you believe is necessary or appropriate in connection with your subscription for Placement Shares, including an opportunity to discuss the Company’s business with the Company’s management;
(h)	you understand that the offer and sale to you of the Placement Shares have not been, and will not be, registered under the US Securities Act, or the securities laws of any state or other jurisdiction of the United States;
(i)	you understand that the Placement Shares cannot be offered, sold, pledged or otherwise transferred except in a transaction registered under the US Securities Act (which you acknowledge the Company has no obligation to do) or in a transaction exempt from, or not subject to, the registration requirements of the US Securities Act and the securities laws of any state or any other jurisdiction in the United States; and
(j)	you will make full payment for the Placement Shares allocated to you in accordance with the terms of this Agreement.
Confidentiality

You must maintain absolute confidentiality concerning the terms of this Agreement and all matters relating to this Agreement or the rights or obligations of you or the Company under this Agreement. No public announcement or communication relating to the negotiations of the parties or the terms of this Agreement may be made or authorized by you without the prior written approval of the Company.

Where a party is required under this Agreement to maintain confidentiality with respect to any information, this party must take or cause to be taken all reasonable precautions to protect the confidentiality of that information.

Governing Law and Jurisdiction

This Agreement is governed by and is to be construed according to the laws of the Australian state of South Australia and the parties irrevocably submit to and accept generally and unconditionally the non-exclusive jurisdiction of the courts and appellate courts of South Australia with respect to any legal action or proceedings which may be brought at any time relating in any way to this Agreement.

Entire Agreement

The terms contained in this Agreement including, without limitation, your executed Placement Acceptance Advice & Registration Details constitute the sole and entire agreement between the Company and you in relation to the Placement and your participation in the Placement and contains all of the representations, warranties, undertakings and agreements of and between us. Any variation of the terms of this Agreement must be in writing signed by the Company and you.

Settlement

You will be required to make the full payment for your allocation of the Placement Shares by 10:00am (Hong Kong time) on or before 30 July 2020 to:

Account Name:	Integrated Media Technology Limited
Beneficiary Address:	Level 7, 420 King William Street, Adelaide SA, 5000 Australia
Bank:
Bank Address:
Account No:
BSB No:
SWIFT No:

Signed by

Integrated Media Technology Limited

/s/ Con Unerkov Signed on August 6, 2020
Con Unerkov Chairman and Chief Executive Officer

/s/ Cecil Ho Signed on August 6, 2020
Cecil Ho Chief Financial Officer and Joint Company Secretary

PLACEMENT ACCEPTANCE ADVICE

Reply to:	Integrated Media Technology Limited Attention: Cecil HO Telephone: Email:

Commitment to acquire Placement Shares

We refer to the Agreement, dated 27 July 2020, with the Company. Defined terms in this Acceptance Advice have the meaning given to them in the Agreement unless otherwise defined.

We confirm our irrevocable and unconditional undertaking to subscribe for our Placement Allocation upon the terms and conditions set out in the Agreement:

	Number of Securities	Total Subscription Amount
Placement Allocation at US$3.00 per share	450,000	US$1,350,000

In connection with our participation as set out above, the undersigned hereby confirms (for the benefit of the Company and its affiliates), the various representations, warranties, indemnities and agreements contained in the Agreement.

Please note the following details:

Investor (full legal name):

Contact Name:

Address:

Email:

Phone:

Details of Authorized Signatory

Signature:	Date:

Name:

Title:

This form must be emailed to cecil.ho@imtechltd.com
by no later than 5:00 pm (Hong Kong time) 27 July 2020

REGISTRATION DETAILS

Subject to terms and conditions of the Agreement, the Investor named in the Placement Acceptance Advice directs the Company to register the allocated Placement Shares as follows:

(Please complete the following information for settlement).

Account name of beneficiary:
Address of Beneficiary:
Telephone and email of Beneficiary:
Investor contact for Payments	Phone
(include country & area codes)
Fax
Name
Investor contact for Settlement	Phone
(include country & area codes)
Email